Filed Pursuant to Rule 433
Registration No. 333-158385
August 5, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

HSBC ◆

| Structured Investments | HSBC USA Inc.
$
Knock-Out Buffer Notes Linked to the Hang Seng China Enterprises Index® due February 10, 2011 |

General

- Terms used in this free writing prospectus are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The notes offered will have the terms described herein, in the product supplement, prospectus supplement or prospectus. **The notes are not principal protected, and you may lose up to 100.00% of your initial investment.**
- **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes.
- This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing February 10, 2011.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)*
Reference Asset:	The Hang Seng China Enterprises Index® ("HSCEI") (the "reference asset")
Knock-Out Event:	A knock-out event occurs if, at any time during the observation period, the official closing level (as defined below) has decreased, as compared to the initial level, by more than the knock-out buffer amount.
Knock-Out Buffer Amount:	30.00%
Contingent Minimum Return:	0.00%
Principal Amount:	$1,000 per note.
Trade Date:	August 7, 2009
Pricing Date:	August 7, 2009
Original Issue Date:	August 12, 2009
Final Valuation Date:	February 7, 2011, subject to adjustment as described herein and in the accompanying product supplement.
Observation Period:	The period beginning on and excluding the pricing date and ending on and including the final valuation date.
Maturity Date:	3 business days after the final valuation date and is expected to be February 10, 2011. The maturity date is subject to further adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Payment at Maturity:	*If a knock-out event has occurred,* you will receive a cash payment on the maturity date that will reflect the performance of the reference asset. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

If a knock-out event has occurred and the final level is less than the initial level, you will lose some or all of your investment. **This means that if the reference return is -100.00%, you will lose your entire investment.**

If a knock-out event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the contingent minimum return. If a knock-out event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the reference return and (ii) the contingent minimum return. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein.

Reference Return:	The quotient, expressed as a percentage, of (i) the final level minus the initial level divided by (ii) the initial level, expressed as a formula: $\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level:	The official closing level of the reference asset as determined by the calculation agent on the pricing date.
Final Level:	The official closing level of the reference asset on the final valuation date, as determined by the calculation agent.
Official Closing Level:	The closing level of the reference asset on any scheduled trading day as determined by the calculation agent and displayed on Bloomberg Professional® service page "HSCEI <Index>".
CUSIP/ISIN:	4042K0YP4 / US4042K0YP47
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.**

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$12.50	$987.50
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
August 5, 2009

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any securities comprising the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 3 of this free writing prospectus and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the reference asset at maturity. *If a knock-out event has not occurred,* in addition to the principal amount, you will receive at maturity at least the contingent minimum return of 0.00% on the notes, or a minimum payment at maturity of $1,000 for every $1,000 principal amount note. Even if a knock-out event has occurred, if the final level is greater than the initial level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the reference return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — *If a knock-out event has occurred,* you will lose 1.00% of the principal amount for every 1.00% decline of the level of the reference asset during the observation period. If a knock-out event has occurred and the reference return is -100.00%, you will lose your entire investment.

- **DIVERSIFICATION OF THE HANG SENG CHINA ENTERPRISES INDEX**[®] — The return on the notes is linked to the Hang Seng China Enterprises Index[®]. For additional information about the reference asset, see the information set forth under "Description of the Reference Asset" herein.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as executory contracts with respect to the reference asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

  We will not attempt to ascertain whether any of the entities whose stock is included in the reference asset would be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the reference asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the reference asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the reference asset is or becomes a PFIC.

  For a further discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities of the reference asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying product supplement and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** – A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this free writing prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the reference asset and will depend on whether a knock-out event has occurred and whether, and the extent to which, the reference return is positive or negative. If the official closing level has declined, as compared to the initial level, by more than the knock-out buffer amount of 30.00% at any time during the observation period, a knock-out event has occurred, and the protection provided by the knock-out buffer amount will terminate. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT**.

- **CREDIT RISK OF HSBC USA INC.** — The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **YOUR PROTECTION MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If the official closing level at any time during the observation period declines from the initial level by more than the knock-out buffer amount of 30.00%, you will at maturity be fully exposed to any decline in the level of the reference asset. We refer to this feature as a contingent buffer. Under these circumstances, if the final level is less than the initial level, you will lose 1.00% of the principal amount of your investment for every 1.00% decrease in the final level as compared to the initial level. You will be subject to this potential loss of principal even if the level of reference asset subsequently increases such that the official closing level is less than the initial level by not more than the knock-out buffer amount of 30.00%, or is equal to or greater than the initial level. As a result, you may lose some or all of your investment. Your return on the notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If the official closing level at any time during the observation period declines from the initial level by more than the knock-out buffer amount of 30.00%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the reference asset.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of notes by you prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the reference asset would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the reference asset and the value of the notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the reference asset;

    - the time to maturity of the notes;

    - whether a knock-out event has occurred;

    - the dividend rate on the equity securities underlying the reference asset;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an initial level of 12,250.00 and reflect the knock-out buffer amount of 30.00% and the contingent minimum return on the notes of 0.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Reference Return	Total Return	
		Knock-Out Event Has Not Occurred[1]	Knock-Out Event Has Occurred[2]
22,050.00	80.00%	80.00%	80.00%
20,212.50	65.00%	65.00%	65.00%
18,375.00	50.00%	50.00%	50.00%
17,150.00	40.00%	40.00%	40.00%
15,925.00	30.00%	30.00%	30.00%
14,700.00	20.00%	20.00%	20.00%
14,087.50	15.00%	15.00%	15.00%
13,475.00	10.00%	10.00%	10.00%
12,862.50	5.00%	5.00%	5.00%
12,556.25	2.50%	2.50%	2.50%
12,372.50	1.00%	1.00%	1.00%
12,250.00	**0.00%**	**0.00%**	**0.00%**
11,637.50	-5.00%	**0.00%**	-5.00%
11,025.00	-10.00%	**0.00%**	-10.00%
10,412.50	-15.00%	**0.00%**	-15.00%
9,800.00	-20.00%	**0.00%**	-20.00%
8,575.00	-30.00%	**0.00%**	-30.00%
7,350.00	-40.00%	N/A	-40.00%
6,125.00	-50.00%	N/A	-50.00%
4,900.00	-60.00%	N/A	-60.00%
3,675.00	-70.00%	N/A	-70.00%
2,450.00	-80.00%	N/A	-80.00%
1,225.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1) The official closing level has not declined, as compared to the initial level, by more than 30.00% at any time during the observation period.

(2) The official closing level has declined, as compared to the initial level, by more than 30.00% at any time during the observation period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A knock-out event has not occurred, and the level of the reference asset decreases from the initial level of 12,250.00 to a final level of 10,412.50. Because a knock-out event has not occurred and the reference return of -15.00% is less than the contingent minimum return of 0.00%, the investor benefits from the contingent minimum return and receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: A knock-out event has not occurred, and the level of the reference asset increases from the initial level of 12,250.00 to a final level of 13,475.00. Because a knock-out event has not occurred the reference return of 10.00% is greater than the contingent minimum return of 0.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10.00\%) = \$1,100$$

Example 3: A knock-out event has occurred, and the level of the reference asset decreases from the initial level of 12,250.00 to a final level of 11,025.00. Because a knock-out event has occurred, and the reference return is -10.00%, the investor is exposed to the performance of the reference asset and receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10.00\%) = \$900$$

Example 4: A knock-out event has occurred, and the level of the reference asset increases from the initial level of 12,250.00 to a final level of 14,087.50. Because a knock-out event has occurred and the reference return is 15.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 15.00\%) = \$1,150$$

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any reference asset or any of the securities comprising any reference asset or any underlying index. All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this free writing prospectus. You should make your own investigation into each reference asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The Hang Seng China Enterprises Index®

HSI Services Limited publishes the index.

The index is compiled, published and managed by HSI Services Limited and was first calculated and published on August 8, 1994. The index was launched as a market-capitalization weighted index, consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H share company was listed on the Stock Exchange of Hong Kong Ltd. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. With the launch of the 200-stock Hang Seng Composite Index ("HSCI") on October 3, 2001, the index became part of the Hang Seng Composite Index Series (the "HSCI Series"). Since then, constituents of the index comprise only the largest H-share companies which are included in the 200-stock HSCI. The index had a base index of 1,000 at launch, but on October 3, 2001 with the launch of the HSCI Series, the index was rebased with a value of 2,000 at January 3, 2000 to align with the HSCI Series. The index is reviewed semi-annually together with the HSCI Series. H-Share companies joining or leaving the HSCI are automatically included or excluded from the index.

To be included in the HSCI and be eligible for inclusion in the index, a stock must have a primary listing on the main board of the Stock Exchange of Hong Kong and the issuer must not have a secondary listing in Hong Kong, stocks listed on the Growth Enterprises Market, or preference shares, debt securities, or other derivatives. A stock is removed from the HSCI if (a) it had more than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, or (b) if the stock's 12-month average market capitalization ranks fall to the 240th position or below. Stocks with less than one year listing history will be counted on a pro-rata basis. A stock is added to HSCI if (a) it has had less than 20 trading days without turnover over the past 12 months, excluding days when the stock is suspended from trading, and (b) the stock's 12-month average market capitalization ranks rises to the 160th position or better. The number of constituent stocks in the HSCI is fixed at 200, so the next highest ranking stock will be added or the next lowest ranking constituents will be removed if the numbers of stocks that leave and join the HSCI are not the same.

The calculation methodology of the index changed on March 6, 2006 to a free float-adjusted market capitalization methodology. This free float adjustment aims to exclude from the index calculation long-term core shareholdings that are not readily available for trading. A free float-adjusted factor, which represents the proportion of shares that are free-floating as a percentage of issued shares, is now used to adjust the number of shares for index calculation. A 15% cap on individual stock weights is also applied to assure no one stock dominates the index.

Calculation of the Index

As of March 6, 2006 the index uses a freefloat-adjusted market capitalization weighting calculation methodology. Under this calculation methodology, the following shareholdings are viewed as strategic in nature and excluded for calculation:

(1) shares held by strategic shareholders who individually or collectively control more than 30% of the shareholdings;

(2) shares held by directors who individually control more than 5% of the shareholdings;

(3) shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and

(4) shares held by shareholders who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.

A Freefloat – Adjusted Factor ("FAF"), representing the proportion of shares that are free floated as a percentage of the issued shares, is rounded up to the nearest multiple of 5% for the calculation of the index.

A Cap Factor ("CF") of 15% is calculated in each regular half-yearly constituent implementation, such that no constituent has a weighting exceeding 15%.

The index is calculated using the following formula:

$$\text{Current Index} = \frac{\Sigma(P_t \times IS \times FAF \times CF)}{\Sigma(P_{t-1} \times IS \times FAF \times CF)} \times \text{Yesterday's Closing Index}$$

Where P_t is the current price at day t, P_{t-1} is the closing price at day (t-1), IS is the issued H-shares, FAF is the free float adjusted factor, and CF is the Cap Factor. The FAF, which is adjusted every six months, represents the proportion of shares that are free floated as a percentage of the issued H-shares. The FAF is between 0 and 1 and is rounded up to the nearest multiple of 5% for index calculation. The CF is also adjusted every six months and is calculated so that no constituent stock has a weighting that exceeds 15%.

License Agreement with Hang Seng Data Services Limited:

The HSCEI is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The marks and names "The Hang Seng Index[®]" and "The Hang Seng China Enterprises Index[®]" are proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by HSBC Bank USA, National Association in connection with the securities, but neither HSI Services Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the securities or any other person (i) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (ii) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (iii) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to any of the Index is given or may be implied. The process and basis of computation and compilation of any of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. To the extent permitted by applicable law, no responsibility or liability is accepted by HSI Services Limited or Hang Seng Data Services Limited (i) in respect of the use of and/or reference to any of the Index by HSBC BANK USA, National Association in connection with the securities; or (ii) for any inaccuracies, omissions, mistakes or errors of HSI Services Limited in the computation of any of the Index; or (iii) for any inaccuracies, omissions, mistakes, errors or incompleteness of any information used in connection with the computation of any of the Index which is supplied by any other person; or (iv) for any economic or other loss which may be directly or indirectly sustained by any broker or holder of the securities or any other person dealing with the securities as a result of any of the aforesaid, and no claims, actions or legal proceedings may be brought against HSI Services Limited and/or Hang Seng Data Services Limited in connection with the securities in any manner whatsoever by any broker, holder or other person dealing with the securities. Any broker, holder or other person dealing with the securities does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the reference asset based on the historical closing levels from January 2, 2003 through August 4, 2009. The closing level for the reference asset on August 4, 2009 was 12,218.67. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

Historical Performance of the Hang Seng China Enterprises Index®



Source: Bloomberg

Supplemental Plan of Distribution
J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that will not exceed $12.50 per $1,000 face amount of notes. See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.